FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated Financial Results for the six months ended September 30, 2008 which was filed with the Tokyo Stock Exchange on November 6, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 6, 2008	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the Six Months Ended September 30, 2008

(Prepared in Accordance with U.S. GAAP)

November 6, 2008

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5771-0222)
Date of dividend payment:	November 28, 2008
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the Six Months Ended September 30, 2008

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

			(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income
Six months ended September 30, 2008	146,904	22,844	22,408	11,964
% change from previous period	9.8%	75.2%	71.4%	90.3%
Six months ended September 30, 2007	133,743	13,042	13,075	6,288
% change from previous period	11.8%	28.9%	32.3%	23.0%

	Basic net income per share (yen)	Diluted net income per share (yen)
Six months ended September 30, 2008	87.07	87.01
Six months ended September 30, 2007	45.81	45.80

(2) Consolidated Financial Position

			(Millions of Yen, except per share amounts)
	Total assets	Total stockholders’ equity	Equity ratio	Stockholders’ equity per share
September 30, 2008	324,583	191,135	58.9%	1,390.45
March 31, 2008	319,248	182,759	57.2%	1,330.88

2. Cash Dividends

	Cash dividends per share (yen)
Record Date	Interim	Year end	Annual
Year ended March 31, 2008	27.00	27.00	54.00
Year ending March 31, 2009	27.00	—
-Forecast-	—	27.00	54.00

Change in forecasts of dividends during the three months ended September 30, 2008: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2009

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income	Net income per share
Year ending March 31, 2009	330,000	45,000	44,500	26,000	189.34
% change from previous year	11.0%	33.0%	35.5%	41.7%

Change in earnings forecasts for the fiscal year ending March 31, 2009 during the three months ended September 30, 2008: None

4. Other

(1)	Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None
(2)	Adoption of simplified methods in accounting principles or specific accounting procedures for quarterly consolidated financial statements: None
(3)	Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis of quarterly consolidated financial statements”)

1. Changes accompanying amendment of accounting standard: Yes

2. Other: None

Please refer to page 10 for details.

(4)	Number of shares issued (Common Stock)

1. Number of shares issued: (Treasury stock included)

Six months ended September 30, 2008	143,500,000 shares
Year ended March 31, 2008	143,500,000 shares

2. Number of Treasury Stock:

Six months ended September 30, 2008	6,037,956 shares
Year ended March 31, 2008	6,178,443 shares

3. Average number of shares outstanding:

Six months ended September 30, 2008	137,406,295 shares
Six months ended September 30, 2007	137,272,418 shares

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to page 8 for information regarding the assumptions and other related items used in the preparation of these forecasts.

Business Performance

1. Consolidated Results of Operations

(1) Business Overview

KONAMI CORPORATION and its subsidiaries (“Konami”) are major players in the entertainment industry, which has experienced the widespread distribution of games consoles and handheld game devices in the home video market, particularly in expanding overseas markets, such as North America and Europe.

In the health industry, as a result of the introduction of the “designated checkups and health guidance” program, launched by the Japanese government in April 2008 in an effort to prevent lifestyle diseases; the demand for products and services aimed at maintaining and promoting good health, especially in the area of metabolic syndrome, is expected to increase.

Under these conditions, in Konami’s Digital Entertainment segment, METAL GEAR SOLID 4 GUNS OF THE PATRIOTS recorded steady sales upon its simultaneous worldwide release in June 2008. Winning Eleven (titled PRO EVOLUTION SOCCER outside Japan), DanceDanceRevolution, and the JIKKYOU PAWAFURU PUROYAKYU series also enjoyed brisk sales, while, in September 2008, a home video game version of the popular amusement arcade game QUIZ MAGIC ACADEMY appeared to widespread market acclaim. Sales of products for amusement arcades and card games have also been strong.

In our Health & Fitness segment, we opened several new clubs under our own direct management and adding new facilities to the list of those outsourced to us. We have also expanded our product lineup and have taken steps to enhance the range of services available, including launches of fitness club programs that feature computerized health management and incorporate new products.

In our Gaming & System segment, slot machines such as the K2V series and the Advantage 5 sold well. Steady sales were also generated from the Konami Casino Management System and from participation agreements (a form of equipment sale under which profits are shared). A sustained effort was made to expand our market share in the North American market and elsewhere.

In terms of the consolidated results for the six months ended September 30, 2008, net revenues amounted to ¥146,904 million (a year-on-year increase of 9.8%), operating income was ¥22,844 million (a year-on-year increase of 75.2%), income before income taxes was ¥22,408 million (a year-on-year increase of 71.4%), and net income was ¥11,964 million (a year-on-year increase of 90.3%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Six months ended September 30, 2007	Six months ended September 30, 2008	% change
Digital Entertainment	¥74,141	¥93,030	25.5
Health & Fitness	43,899	45,456	3.5
Gaming & System	7,600	7,854	3.3
Other and Eliminations	8,103	564	(93.0)

Consolidated net revenues	¥133,743	¥146,904	9.8

Digital Entertainment

Computer & Video Games business: METAL GEAR SOLID 4 GUNS OF THE PATRIOTS for PlayStation 3 was released simultaneously worldwide. Truly overwhelming in scale, this is the first PlayStation 3 title to use the full capacity of a Blu-Ray Disc. It received accolades even before its release and was honored with the prize of excellence in the Entertainment Division of the 11th Japan Media Arts Festival sponsored by the Japanese Agency for Cultural Affairs. The total number of the copies shipped has already passed the four million mark and the sales are still steadily increasing — testimony to the prowess of the METAL GEAR SOLID brand.

In Japan, QUIZ MAGIC ACADEMY DS, the DS version of the hit arcade game QUIZ MAGIC ACADEMY, went on sale in September 2008 and has achieved great popularity. This game features an “Amusement Link” that enables coordination with the arcade version of QUIZ MAGIC ACADEMY V. It can also download the latest quiz data or check the national quiz matchup rankings using a special original mode.

In the field of home video game software, J.League Winning Eleven 2008 CLUB CHAMPIONSHIP and beatmania IIDX 14 GOLD both enjoyed brisk sales, as did the standard series JIKKYOU PAWAFURU PUROYAKYU.

Amusement business: jubeat, an innovative new music game that utilizes our “e-AMUSEMENT” service that network with amusement arcades throughout Japan, registered impressive sales. HORSERIDERS, a horserace-simulation game using racehorse cards also achieved robust sales. Meanwhile MAH-JONG FIGHT CLUB7, the latest offering in the series, maintained the series’ popularity thanks in part to the addition of a new league system feature. WORLD SOCCER Winning Eleven ARCADE CHAMPIONSHIP 2008 also continued to sell well.

In the field of token-operated games for commercial arcades, FantasicFever3 TwinkleFairytale, an extra-large token-operated game machine, recorded favorable sales. The Tower Pusher series — the WONDERMARCH and the METEOR SPARK, the first single-pusher machines to utilize the “e-AMUSEMENT” service — enjoyed strong sales.

Card games business: The YU-GI-OH! TRADING CARD GAME series continued to record brisk sales.

In North America, DanceDanceRevolution X and DanceDanceRevolution Hottest Party 2, the latest additions to the repeatedly popular DanceDanceRevolution series, were released to popular acclaim. Meanwhile repeat sales of DanceDanceRevolution SuperNOVA 2, DanceDanceRevolution HOTTEST PARTY and KARAOKE REVOLUTION American Idol ENCORE, all of which went on sale last year, were all strong.

In Europe, DancingStage Hottest Party sold briskly, while PRO EVOLUTION SOCCER 2008, released last year, remained popular. The Wii version has sold particularly well.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2008 of this segment amounted to ¥93,030 million (a year-on-year increase of 25.5%).

Health & Fitness

Operation of fitness clubs: As Japanese society becomes more health-conscious, the country’s fitness clubs are attracting more middle-aged and senior members. Nonetheless, competition has intensified due to a decline in younger members, who were once the mainstay of the industry, and the accelerated pace with which new clubs are opening. As a result, the number of membership per club continues to decline. Given these circumstances, Konami has taken steps to offer high-quality services on two fronts: the services available at our clubs and the products we sell. Specifically, we have opened new locations under our own direct management, increased the number of facilities outsourced to us, and enhanced our product lineup.

Three new clubs under Konami’s direct management opened during the quarter: in Shinnagata (Hyogo Prefecture), in April 2008, and in Musashi-Kosugi (Kanagawa Prefecture), and in Imazato (Osaka Prefecture), both opened in June 2008. Each of these facilities offers something unique: the Shinnagata club, for example, has a spacious seven-lane, 25-meter pool, while the Imazato club has a wading pool. In August, a new program to fight metabolic syndrome, the Targeting Waist Program, was launched simultaneously at all directly run clubs nationwide. Meanwhile the facilities of what used to be Sportsplex Japan Co., Ltd. (SPJ), which was merged with Konami Sports & Life Co., Ltd. on June 30, 2008, have been upgraded by expanding Konami’s broad range of high-quality services to them.

Operation of sports facilities outsourced to us: The list of facilities outsourced to us also grew with the addition of five new clubs, such as Shitsugen no Kaze Arena Kushiro in Hokkaido. In running such public facilities Konami makes use of its extensive knowhow and proven record of achievement, thus helping local residents get into better shape. As a result of the above additions, as of September 30, 2008 the number of fitness clubs either run directly by Konami or outsourced to it totaled 337 throughout Japan.

Health products: Konami exhibited at the Health & Fitness Japan 2008 in June 2008 and was represented by Combi Wellness Corporation at the International Home Care & Rehabilitation Exhibition 2008 in September 2008. Both events provided the opportunity to unveil products designed to contribute to healthy living on all fronts, including exercise, welfare, and prevention of the need for nursing care. We also introduced enhanced fitness club programs featuring computerized health management and incorporating new products. A case in point is the Targeting Waist Program which combines exercise and diet advice from an instructor with an exercise management system utilizing the multifunctional USB pedometer e-walkeylife2 and use of a new supplement called GLAVONOID.

Three members of the Konami swimming and gymnastics teams were chosen to represent Japan at the Beijing Olympics. They helped bring home a silver medal in the men’s team gymnastics and a bronze medal in the men’s 400m medley relay.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2008 of this segment amounted to ¥45,456 million (a year-on-year increase of 3.5%).

Gaming & System

In North America Konami has steadily increased market share. The K2V series, now a mainstay of the market, and the Advantage 5, Konami’s first five-reel mechanical slot machine, both enjoyed strong sales. An increase was also seen in sales under participation agreements, a form of profit sharing that ensures steady revenues, and in sales of the Konami Casino Management System, which brings in revenue from maintenance and service.

In the Australian casino market, demand continued to decline due to restrictions imposed by some states on the number of gaming machines installed, the effects of smoking restrictions at clubs and pubs, and the latest amendments to the Australian tax code. As a result, Konami’s slot machine sales were negatively affected. In this market climate, Konami introduced Australia’s first mechanical slot machine, the Advantage 5, following its release in North America. We are aiming at boosting the Konami Casino Management System adopted by major casino operators, and increasing sales by enhancing services to current customers, offering a steady stream of new products, and developing new clientele both domestically and overseas.

Konami products were showcased at the NIGA Convention & Trade Show held in California in April 2008, Global Gaming Expo Asia in Macao in June 2008, and the Australasian Gaming Expo, which was the largest casino trade show in Oceania, in Sydney, Australia, in August 2008. Those drew large crowds and featured both North American and Australian models of the Advantage 5 as well as the Konami Casino Management System, already highly acclaimed in North America. We highlighted our extensive lineup of products by also displaying our popular video reel slot machine, the link progressive machine RAPID FIRE Grand Prix, and, targeting the New Zealand market, the multigame SELEXION.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2008 of this segment amounted to ¥7,854 million (a year-on-year increase of 3.3%).

2. Cash Flows

Cash flow summary for the six months ended September 30, 2008:

	Millions of Yen
	Six months ended September 30, 2007	Six months ended September 30, 2008	Change
Net cash provided by operating activities	¥7,159	¥16,044	¥8,885
Net cash used in investing activities	(10,580)	(1,593)	8,987
Net cash used in financing activities	(5,349)	(5,082)	267
Effect of exchange rate changes on cash and cash equivalents	525	(354)	(879)
Net increase (decrease) in cash and cash equivalents	(8,245)	9,015	17,260
Cash and cash equivalents, end of the period	49,088	61,145	12,057

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the six months ended September 30, 2008, amounted to ¥61,145 million, an increase of ¥9,015 million compared to the year ended March 31, 2008, and a year-on-year increase of 24.6%.

Cash flow summary for each activity for the six months ended September 30, 2008 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥16,044 million for the six months ended September 30, 2008, a year-on-year increase of 124.1%. Despite the increase in inventories and payments for accounts payable, this increase primarily resulted from an increase in net income and collection of accounts receivable.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥1,593 million for the six months ended September 30, 2008, a year-on-year decrease of 84.9%. In spite of the increase in capital expenditures, the decrease in the amount used mainly resulted from the proceeds of sales of property and equipment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥5,082 million for the six months ended September 30, 2008, a year-on-year decrease of 5.0%. This primarily resulted from purchases of treasury stock and payments of dividends.

3. Outlook for Fiscal Year Ending March 31, 2009

Digital Entertainment

We intend to focus on the European and North American video game software markets, where growth is more stable than in the mature domestic Japanese market. The Winning Eleven soccer game series (titled PRO EVOLUTION SOCCER abroad), of which over 48 million copies have been shipped worldwide to date, will continue being offered for multiple platforms across the globe. The latest addition to the Winning Eleven series (titled PRO EVOLUTION SOCCER 2009 outside Japan) has already been released to the European market with its many soccer fans, appearing there on October 16, 2008. This new game has even more selling power as it is under license with the Union of European Football Associations (UEFA) and it now features the UEFA Champions League, something fans have long desired.

In North America, we intend to focus on the ever-popular genre of music games, such as the DanceDanceRevolution series which is being promoted with a new offering available for multiple platforms, Rock Revolution, which featuring guitar, bass, and drums.

We intend to enhance our lineup of titles distributed online, starting with the dungeon adventure RPG Chaotic Eden, which is to be released for distribution in Korea before the end of the fiscal year. With the spread of network-enabled game consoles we will also actively cater to demand for download sales, offering new titles and Konami’s own original content.

In the field of video games for commercial arcades, our lineup of products utilizing the “e-AMUSEMENT” service will be further enhanced.

In the field of music games, DanceDanceRevolution X and beatmania IIDX 16 EMPRESS are planned to be released before the end of the fiscal year. Other offerings from our standard series are also to be released, including BASEBALL HEROES 2008 .

In the field of card games, the YU-GI-OH! TRADING CARD GAME series will continue to be sold worldwide.

In developing popular content, moreover, we intend to pursue synergies by adopting a multi-pronged strategy not restricted only to video game software, video games for commercial arcades, or card games.

Health & Fitness

Konami is committed to the challenge of becoming a total health services provider with a strong focuses on “exercise,” “leisure,” and “nutrition.” We are therefore designing and offering health programs that combine fitness instruction with nutritional guidance, and developing health-related equipment that is both practical and effective. Konami Sports & Life Co., Ltd. is one of the largest fitness club operators in Japan, with a network of over 300 locations and also designs and manufactures its own fitness equipment and supplements. That duality gives us a big advantage: we can test the effectiveness of our equipment and products at our own sports clubs, then reflect the results in developing new products. In promoting our health services business Konami’s basic strategy centers on making the most of this strength to achieve synergies between different aspects of our operations — enhancing club programs, computerizing health management and expanding product lineup.

While middle-aged and older adults in Japan are becoming more health-conscious and joining fitness clubs in greater numbers, competition in the industry continues to intensify due to a decline in younger members and the proliferation of new clubs. It is thus expected that membership per club will continue to decline. Nonetheless, as the Japanese population ages, and with the adoption of a national strategy for preventing lifestyle diseases in the form of the designated health guidance program, new opportunities promise to manifest themselves in the areas of running fitness clubs and developing and marketing fitness equipment. Konami intends to continue to respond to the diverse needs of this market by offering fitness promotion programs designed in light of what we have learned from our experience in the fitness club management, and by developing practical health-related equipment.

Gaming & System

Konami’s five-reel mechanical slot machine the Advantage 5 has proved immensely popular in the North American market, where mechanical slot machines predominate. Konami intends to aggressively promote it in Australia and other markets as well. We also plans to increase efforts to market video slot machines, which are popular in Australia, focusing chiefly on the mainstay K2V series. Konami also intends to increase new sales of the Konami Casino Management System in Australia, which is already acclaimed in North America, focus on increasing regular income from participation (profit-sharing) agreements and maintenance and servicing of casino management systems, and promote them to achieve the goal of placing our business on a firmer footing.

By strengthening R&D collaboration between the three hubs of our business — the United States, Australia, and Japan — we intend to achieve greater management efficiency, develop new products that respond to the needs of a changing society, enhance the added value of our existing lineup, and bolster production and sales. Entertaining people is our special domain, and at the Global Gaming Expo to take place in Las Vegas in November 2008 — the industry’s biggest trade show — we will unveil a slate of new products designed to entertain people more than ever.

Projected consolidated results for the fiscal year ending March 31, 2009 are as follows: net revenue of 330,000 million yen; operating income of 45,000 million yen; income before income taxes of 44,500 million yen; and net income of 26,000 million yen. Thus, there is no change from the figures released in the Consolidated Financial Results for the Year Ended March 31, 2008, dated May 15, 2008.

Special Note:

In this document, forward-looking statements are based on management’s assumptions and beliefs in light of information currently available, which may contain various risks and uncertainties.

As a result, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

4. Other

(1)	Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2)	Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3)	Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis for quarterly consolidated financial statements”)

1.	Changes accompanying amendment of accounting standard: Yes

Effective April 1, 2008, Konami has adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and specifies disclosures about fair value measurement. The adoption of SFAS No. 157 did not have a significant impact on our consolidated results of operations and financial condition.

2.	Other: None

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2007		September 30, 2008		March 31, 2008		September 30, 2008
		%				%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥49,088		¥61,145		¥52,130		$590,374
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥501 million, ¥266 million ($2,568 thousand) and ¥260 million at September 30, 2007, September 30, 2008 and March 31, 2008, respectively	30,764		23,336		33,802		225,317
Inventories	26,540		32,909		24,374		317,746
Deferred income taxes, net	15,245		19,442		18,275		187,718
Prepaid expenses and other current assets	12,864		10,439		11,498		100,792

Total current assets	134,501	44.0	147,271	45.4	140,079	43.9	1,421,947

PROPERTY AND EQUIPMENT, net	58,509	19.2	65,821	20.3	66,690	20.9	635,522

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	655		618		659		5,967
Investments in affiliates	6,317		6,433		6,414		62,113
Identifiable intangible assets	38,249		37,982		38,161		366,728
Goodwill	22,541		21,951		21,935		211,943
Lease deposits	26,446		28,218		28,205		272,453
Deferred income taxes, net	2,028		2,915		2,687		28,145
Other assets	16,000		13,374		14,418		129,130

Total investments and other assets	112,236	36.8	111,491	34.3	112,479	35.2	1,076,479

TOTAL ASSETS	¥305,246	100.0	¥324,583	100.0	¥319,248	100.0	$3,133,948

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2007		September 30, 2008		March 31, 2008		September 30, 2008
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥7,895		¥8,166		¥8,115		$78,845
Trade notes and accounts payable	21,516		15,691		20,410		151,502
Accrued income taxes	4,382		9,498		9,523		91,706
Accrued expenses	17,041		16,588		21,934		160,162
Deferred revenue	6,003		12,225		7,848		118,036
Other current liabilities	8,099		8,761		7,283		84,590

Total current liabilities	64,936	21.3	70,929	21.8	75,113	23.5	684,841
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	38,123		35,330		35,613		341,122
Accrued pension and severance costs	2,673		2,717		2,699		26,234
Deferred income taxes, net	12,296		11,221		11,559		108,342
Other long-term liabilities	6,130		8,468		7,181		81,761

Total long-term liabilities	59,222	19.4	57,736	17.8	57,052	17.9	557,459

TOTAL LIABILITIES	124,158	40.7	128,665	39.6	132,165	41.4	1,242,300

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	3,639	1.2	4,783	1.5	4,324	1.4	46,181

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,555,786 shares, 143,500,000 shares and 143,500,000 shares at September 30, 2007, September 30, 2008 and March 31, 2008, respectively	47,399	15.5	47,399	14.6	47,399	14.8	457,652
Additional paid-in capital	77,215	25.3	77,091	23.8	77,078	24.1	744,337
Legal reserve	284	0.1	284	0.1	284	0.1	2,742
Retained earnings	65,142	21.3	81,749	25.2	73,492	23.0	789,312
Accumulated other comprehensive income	5,711	1.9	2,323	0.7	2,579	0.8	22,429
Treasury stock, at cost- 6,261,702 shares, 6,037,956 shares and 6,178,443 shares at September 30, 2007, September 30, 2008 and March 31, 2008, respectively	(18,302)	(6.0)	(17,711)	(5.5)	(18,073)	(5.6)	(171,005)

Total stockholders’ equity	177,449	58.1	191,135	58.9	182,759	57.2	1,845,467
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥305,246	100.0	¥324,583	100.0	¥319,248	100.0	$3,133,948

(2) Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Six months ended September 30, 2007		Six months ended September 30, 2008		Year ended March 31, 2008		Six months ended September 30, 2008
		%		%		%
NET REVENUES:
Product sales revenue	¥93,539		¥105,431		¥218,306		$1,017,969
Service revenue	40,204		41,473		79,096		400,434

Total net revenues	133,743	100.0	146,904	100.0	297,402	100.0	1,418,403

COSTS AND EXPENSES:
Costs of products sold	56,384		55,865		131,890		539,393
Costs of services rendered	38,208		39,865		73,298		384,909
Selling, general and administrative	26,109		28,330		58,375		273,535

Total costs and expenses	120,701	90.2	124,060	84.4	263,563	88.6	1,197,837

Operating income	13,042	9.8	22,844	15.6	33,839	11.4	220,566

OTHER INCOME (EXPENSES):
Interest income	505		381		894		3,679
Interest expense	(516)		(863)		(1,105)		(8,333)
Other, net	44		46		(794)		444

Other income (expenses), net	33	0.0	(436)	(0.3)	(1,005)	(0.4)	(4,210)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	13,075	9.8	22,408	15.3	32,834	11.0	216,356
INCOME TAXES	5,988	4.5	9,990	6.8	13,080	4.4	96,456
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	7,087	5.3	12,418	8.5	19,754	6.6	119,900
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	946	0.7	514	0.4	1,589	0.5	4,963
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	147	0.1	60	0.0	180	0.1	579

NET INCOME	¥6,288	4.7	¥11,964	8.1	¥18,345	6.2	$115,516

PER SHARE DATA:

	Yen			U.S. Dollar
	Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008	Six months ended September 30, 2008
Basic net income per share	¥45.81	¥87.07	¥133.63	0.84
Diluted net income per share	45.80	87.01	133.57	0.84

Weighted-average common share outstanding	137,272,418	137,406,295	137,290,259
Diluted weighted-average common shares outstanding	137,304,220	137,508,812	137,344,709

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008	Six months ended June 30, 2008
Cash flows from operating activities:
Net income	¥6,288	¥11,964	¥18,345	$115,516
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	5,875	6,204	12,069	59,902
Provision for doubtful receivables	(22)	13	(248)	126
Equity in net income of affiliated company	(147)	(60)	(180)	(579)
Minority interest	946	514	1,589	4,963
Deferred income taxes	381	(1,856)	(3,225)	(17,920)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(1,508)	10,164	(7,483)	98,136
Increase in inventories	(2,974)	(9,007)	(2,117)	(86,965)
Decrease in other receivables	1,349	1,233	902	11,905
Decrease (increase) in prepaid expense	(937)	(1,984)	747	(19,156)
Decrease in trade notes and accounts payable	(2,169)	(4,426)	(623)	(42,734)
Increase in accrued income taxes, net of tax refunds	1,951	478	6,845	4,615
Increase (decrease) in accrued expenses	(3,162)	(3,725)	827	(35,966)
Increase in deferred revenue	343	4,377	2,192	42,261
Increase (decrease) in advance received	739	753	(427)	7,270
Decrease in deposits	(1,261)	(530)	(850)	(5,117)
Other, net	1,467	1,932	2,425	18,654

Net cash provided by operating activities	7,159	16,044	30,788	154,911

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30, 2007	Six months ended September 30, 2008	Year ended March 31, 2008	Six months ended September 30, 2008
Cash flows from investing activities:
Capital expenditures	(7,983)	(4,658)	(11,995)	(44,974)
Proceeds from sales of property and equipment	3	1,331	8	12,851
Acquisition of new subsidiaries, net of cash acquired	—	—	(367)	—
Increase in lease deposits, net	(2,369)	1,784	(2,627)	17,225
Other, net	(231)	(50)	(378)	(483)

Net cash used in investing activities	(10,580)	(1,593)	(15,359)	(15,381)
Cash flows from financing activities:
Net decrease in short-term borrowings	—	—	(1,869)	—
Repayments of long-term debt	(296)	(296)	(2,969)	(2,858)
Proceeds from Issuance of bonds	15,000	—	15,000	—
Redemption of bonds	(15,000)	—	(20,000)	—
Principal payments under capital lease obligations	(1,327)	(1,437)	(2,596)	(13,875)
Dividends paid	(3,712)	(3,713)	(7,419)	(35,850)
Purchases of treasury stock by parent company	(13)	(100)	(31)	(965)
Other, net	(1)	464	66	4,480

Net cash used in financing activities	(5,349)	(5,082)	(19,818)	(49,068)
Effect of exchange rate changes on cash and cash equivalents	525	(354)	(814)	(3,417)
Net increase (decrease) in cash and cash equivalents	(8,245)	9,015	(5,203)	87,045
Cash and cash equivalents, beginning of the period	57,333	52,130	57,333	503,329

Cash and cash equivalents, end of the period	¥49,088	¥61,145	¥52,130	$590,374

(4) Going concern assumption:

None

(5) Significant changes in stockholders’ equity:

None

(6) Segment Information (Unaudited)

1 . Segment information

Six months ended September 30, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
			(Millions of Yen)
Net revenue:
Customers	¥73,944	¥43,740	¥7,600	¥8,459	¥133,743
Intersegment	197	159	—	(356)	—

Total	74,141	43,899	7,600	8,103	133,743
Operating expenses	61,226	40,286	6,650	12,539	120,701

Operating income (loss)	¥12,915	¥3,613	¥950	¥(4,436)	¥13,042

Six months ended September 30, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
			(Millions of Yen)
Net revenue:
Customers	¥92,873	¥45,317	¥7,854	¥860	¥146,904
Intersegment	157	139	—	(296)	—

Total	93,030	45,456	7,854	564	146,904
Operating expenses	66,725	43,892	6,814	6,629	124,060

Operating income (loss)	¥26,305	¥1,564	¥1,040	¥(6,065)	¥22,844

Year ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
			(Millions of Yen)
Net revenue:
Customers	¥178,382	¥86,196	¥18,471	¥14,353	¥297,402
Intersegment	557	348	—	(905)	—

Total	178,939	86,544	18,471	13,448	297,402
Operating expenses	143,579	81,251	15,677	23,056	263,563

Operating income (loss)	¥35,360	¥5,293	¥2,794	¥(9,608)	¥33,839

Six months ended September 30, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$896,717	$437,549	$75,833	$8,304	$1,418,403
Intersegment	1,516	1,342	—	(2,858)	—

Total	898,233	438,891	75,833	5,446	1,418,403
Operating expenses	644,250	423,791	65,791	64,005	1,197,837

Operating income (loss)	$253,983	$15,100	$10,042	$(58,559)	$220,566

Notes:	1.	Primary businesses of each segment are as follows:
		Digital Entertainment Segment:	Production and sale of digital content and related products including Computer & Video Games, Amusement, Card Games, and Online.
		Health & Fitness Segment:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.
		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.
	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
	3.	“Corporate” primarily consists of administrative expenses of the Company.
	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

2. Geographic information

Six months ended September 30, 2007	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥111,761	¥12,026	¥6,457	¥3,499	¥133,743	—	¥133,743
Intersegment	4,489	2,184	0	160	6,833	¥(6,833)	—

Total	116,250	14,210	6,457	3,659	140,576	(6,833)	133,743
Operating expenses	102,116	14,797	7,373	3,320	127,606	(6,905)	120,701

Operating income (loss)	¥14,134	¥(587)	¥(916)	¥339	¥12,970	¥72	¥13,042

Six months ended September 30, 2008	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥109,854	¥20,620	¥13,913	¥2,517	¥146,904	—	¥146,904
Intersegment	10,504	2,264	66	213	13,047	¥(13,047)	—

Total	120,358	22,884	13,979	2,730	159,951	(13,047)	146,904
Operating expenses	100,065	21,291	12,715	3,041	137,112	(13,052)	124,060

Operating income (loss)	¥20,293	¥1,593	¥1,264	¥(311)	¥22,839	¥5	¥22,844

Year ended March 31, 2008	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥220,462	¥34,137	¥35,589	¥7,214	¥297,402	—	¥297,402
Intersegment	21,147	4,802	44	658	26,651	¥(26,651)	—

Total	241,609	38,939	35,633	7,872	324,053	(26,651)	297,402
Operating expenses	211,643	37,532	33,810	7,304	290,289	(26,726)	263,563

Operating income (loss)	¥29,966	¥1,407	¥1,823	¥568	¥33,764	¥75	¥33,839

Six months ended September 30, 2008	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,060,674	$199,092	$134,334	$24,303	$1,418,403	—	$1,418,403
Intersegment	101,419	21,860	637	2,057	125,973	$(125,973)	—

Total	1,162,093	220,952	134,971	26,360	1,544,376	(125,973)	1,418,403
Operating expenses	966,158	205,571	122,767	29,362	1,323,858	(126,021)	1,197,837

Operating income (loss)	$195,935	$15,381	$12,204	$(3,002)	$220,518	$48	$220,566

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are rendered and attribute assets based on where assets are located.

North America presented in the table above substantially consists of United States.

Notes: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).